UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 5)*

Under the Securities Exchange Act of 1934

Extended Stay America, Inc. / ESH Hospitality, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share of Extended Stay America, Inc. and
Class B Common Stock, par value $0.01 per share, of ESH Hospitality, Inc., which are attached and trade together as a Paired Share

(Title of Class of Securities)

30224P 200**

(CUSIP Number)

Ms. Susanne V. Clark
375 Park Avenue
New York, NY 10152
(212) 672-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 16, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
(Continued on the following pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
** This CUSIP number pertains to the ESH Hospitality, Inc.’s Paired Shares, each representing one share of Class B common stock, par value $0.01 per share, of ESH Hospitality, Inc., together with one share of common stock, par value $0.01 per share, of Extended Stay America, Inc., which are attached and trade as a single unit (a “Paired Share”).
The following disclosure assumes that there are a total of 195,522,594 Paired Shares outstanding, which is the number of Paired Shares outstanding as of December 16, 2016 as reported to ESH Hospitality, Inc. and Extended Stay America, Inc. by their stock registrar.

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Centerbridge Credit Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
5,250,871

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
5,250,871

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒
5,250,871

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Centerbridge Credit Partners TE Intermediate I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
6,434,272

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
6,434,272

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,434,272

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Centerbridge Credit Partners General Partner, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
11,685,143

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
11,685,143

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,685,143

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Centerbridge Credit Cayman GP Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
13,939,130

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
13,939,130

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,939,130

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Centerbridge Credit Partners Offshore Intermediate III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
2,253,987

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
2,253,987

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,253,987

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Centerbridge Credit Partners Offshore General Partner, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
2,253,987

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
2,253,987

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,253,987

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
CCP SBS GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
45,543

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
45,543

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,543

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Centerbridge Capital Partners AIV VI-A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
6,722,964*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
6,722,964*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,722,964*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*Reflects distribution in kind that occurred on or about December 20, 2016.  See Item 4 below for further detail.

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Centerbridge Capital Partners AIV VI-B, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
6,720,457*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
6,720,457*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,720,457*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*Reflects distribution in kind that occurred on or about December 20, 2016.  See Item 4 below for further detail.

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Centerbridge Capital Partners Strategic AIV I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
450,164*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
450,164*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
450,164*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*Reflects distribution in kind that occurred on or about December 20, 2016.  See Item 4 below for further detail.

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Centerbridge Capital Partners SBS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
45,543

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
45,543

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,543

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Centerbridge Associates, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
13,893,585

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
13,893,585

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,893,585

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Centerbridge Cayman GP Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
13,893,585

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
13,893,585

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,893,585

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Mark T. Gallogly

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
27,878,258

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
27,878,258

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,878,258

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jeffrey H. Aronson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
27,878,258

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
27,878,258

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,878,258

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

This Amendment No. 5 (this “Amendment”) to the Statement on Schedule 13D is filed by the Reporting Persons as an amendment to the Schedule 13D filed on June 10, 2014 with the U.S. Securities and Exchange Commission (the “SEC”), as amended by Amendment No. 1 to the Schedule 13D filed on August 13, 2014 with the SEC, Amendment No. 2 to the Schedule 13D filed on November 19, 2015, Amendment No. 3 to the Schedule 13D filed on October 7, 2016 and Amendment No. 4 to the Schedule 13D filed on November 22, 2016 (collectively, the “Schedule 13D”) with respect to the Class B Common Stock. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.
The “Explanatory Note” is amended and restated in its entirety to read as follows:
“EXPLANATORY NOTE: Each of Extended Stay America, Inc. (the “Corporation”), the Blackstone Entities (collectively, “Blackstone”), the Centerbridge Entities (collectively, “Centerbridge”), and the Paulson Entities (collectively, “Paulson”), listed in Item 4 below (Blackstone, Centerbridge and Paulson, collectively, the “Sponsors”), is a party to a Stockholders’ Agreement, dated as of November 18, 2013 (the “Stockholders’ Agreement”) that is described in Item 4 below. Given the terms of the Stockholders’ Agreement, the Corporation and each of the Sponsors and certain of their respective affiliates may be deemed to be a member of a group that owns, as of the date hereof, 85,084,978 Paired Shares, or 43.5% of the outstanding Paired Shares, 250,493,583 Class A Shares, or 100% of the outstanding Class A Shares, which are convertible into 250,493,583 Class B Shares, or 56.2% of all Class B Shares (in each case, calculated in accordance with Rule 13d-3(d) of the Act) and 21,202 shares of voting preferred stock of the Corporation, or 100% of the outstanding voting preferred stock of the Corporation.”
Item 4. Purpose of Transaction.
The subheading and first two paragraphs under subheading “Proposed Secondary Offering” of Item 4 is hereby amended and restated in its entirety to read as follows:

“References to and descriptions of the Stockholders’ Agreement and Registration Rights Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Stockholders’ Agreement and Registration Rights Agreement, which have been previously filed hereto as Exhibits 3 and 4, respectively, and incorporated by reference herein.
Share Repurchase
Pursuant to an agreement (the “Share Repurchase Agreement”) among the Corporation, ESH Hospitality, Inc. (“ESH REIT”) and the Sponsors, the Corporation and ESH REIT purchased 625,000 Paired Shares directly from the Sponsors in a private, non-underwritten transaction at a price per Paired Share equal to the price paid by the underwriter in the offering described below. This purchase was conducted pursuant to and counts toward, the previously announced the Corporation and ESH REIT Paired Share repurchase program.
The foregoing description of the Share Repurchase Agreement is qualified in its entirety by reference to the full text of the Share Repurchase Agreement, which is filed as Exhibit 6 hereto and is incorporated herein by reference.
Secondary Offering
On June 5, 2015, the Corporation and ESH REIT filed a joint automatic shelf registration statement contemplating the sale by each of the Sponsors of Paired Shares totaling, together with Paired Shares sold by the other Sponsors, in the aggregate 142,960,388 Paired Shares. On December 14, 2016, the Corporation and ESH REIT filed a prospectus supplement contemplating the sale by each of the Sponsors of Paired Shares totaling, together with Paired Shares sold by the other Sponsors, in the aggregate 12,500,000 Paired Shares at $16.41 price per Paired Share. On December 12, 2016, the Corporation, ESH REIT and the Sponsors entered into an underwriting agreement (the “Underwriting Agreement”) with the underwriter named therein (the “Underwriter”). Pursuant to the Underwriting Agreement, the Sponsors sold in the aggregate 12,500,000 Paired Shares to the Underwriter. The offering closed on December 16, 2016.
The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is incorporated herein by reference.
Distributions in Kind
On December 20, 2016, certain of the Reporting Persons made the following series of distributions in kind.
First, Centerbridge Capital Partners AIV VI-A, L.P. (“VI-A”), Centerbridge Capital Partners AIV VI-B, L.P. (“VI-B”) and Centerbridge Capital Partners Strategic AIV I, L.P. (“SAIV”) made distributions in kind of 95,997, 95,962 and 3,041 Paired Shares (the “DIK Shares”) respectively to their general partner, Centerbridge Associates, L.P. (“CALP”), in connection with pro rata distributions by VI-A, VI-B and SAIV to their respective partners.
Second, CALP distributed the DIK Shares to its sole economic partner, CCP GP Investors Holdings (Cayman), L.P. (“CCPGPH”).
Third, CCPGPH distributed the DIK Shares to certain of its members in connection with a pro rata distribution by CCPGPH to its members.
Upon receipt of the DIK Shares by the members of CCPGPH, including Mr. Aronson and Mr. Gallogly, the members donated the DIK Shares to various charities.
Lock-Up Agreements
In connection with the secondary offering referenced herein, the Corporation and ESH REIT, their respective executive officers and directors and the Sponsors have agreed with the Underwriter, subject to specified exceptions, not to sell, dispose of or hedge any of the Paired Shares or securities convertible into or exchangeable for Paired Shares, for a period of 30 days after December 12, 2016, except with the prior written consent of Citigroup Global Markets Inc.
The foregoing description of the Lock-Up Agreements is qualified in its entirety by reference to the full text of the Lock-Up Agreements, which is incorporated herein by reference.”
Item 5. Interest in Securities of the Issuer.
Item 5(a) - (e) of the Schedule 13D are hereby amended and restated in their entirety to read as follows:
“(a)-(b) The following disclosure assumes that there are a total of 195,522,594 Paired Shares outstanding, which is the number of Paired Shares outstanding as of December 16, 2016 as reported to the Corporation and ESH REIT by their stock registrar.
Pursuant to Rule 13d-3 under the Exchange Act, the Reporting Persons may be deemed to beneficially own Paired Shares as follows:
1.	Centerbridge Credit Partners, L.P.

	a.	Amount beneficially owned: 5,250,871

	b.	Percent of class: 2.7%.

	c.	Voting and dispositive power:

		i.	Sole power to vote or to direct the vote: -0-

		ii.	Shared power to vote or direct the vote: 5,250,871

		iii.	Sole power to dispose or direct the disposition of: -0-

		iv.	Shared power to dispose or direct the disposition of: 5,250,871

Centerbridge Credit Partners, L.P. (“CCP”) has the power to dispose of and the power to vote the Paired Shares beneficially owned by it, which powers may also be exercised by Centerbridge Credit Partners General Partner, L.P. (“CCPGP”) , its general partner, and Centerbridge Credit Cayman GP Ltd. (“CCCGP”), the general partner of CCPGP. Neither CCPGP nor CCCGP directly owns any of the Paired Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Paired Shares beneficially owned by CCP. However, none of the foregoing should be construed in and of itself as an admission by CCPGP or CCCGP or by any Reporting Person as to beneficial ownership of Paired Shares owned by another Reporting Person. In addition, each of CCPGP and CCCGP expressly disclaims beneficial ownership of the Paired Shares owned by CCP.
2.	Centerbridge Credit Partners TE Intermediate I, L.P.

	a.	Amount beneficially owned: 6,434,272

	b.	Percent of class: 3.3%

	c.	Voting and dispositive power:

		i.	Sole power to vote or to direct the vote: -0-

		ii.	Shared power to vote or direct the vote: 6,434,272

		iii.	Sole power to dispose or direct the disposition of: -0-

		iv.	Shared power to dispose or direct the disposition of: 6,434,272

Centerbridge Credit Partners TE Intermediate I, L.P. (“CCPTEI”) has the power to dispose of and the power to vote the Paired Shares beneficially owned by it, which powers may also be exercised by CCPGP, its general partner, and CCCGP, the general partner of CCPGP. Neither CCPGP nor CCCGP directly owns any of the Paired Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Paired Shares beneficially owned by CCPTEI. However, none of the foregoing should be construed in and of itself as an admission by CCPGP or CCCGP or by any Reporting Person as to beneficial ownership of Paired Shares owned by another Reporting Person. In addition, each of CCPGP and CCCGP expressly disclaims beneficial ownership of the Paired Shares owned by CCPTEI.
3.	Centerbridge Credit Partners General Partner, L.P.

	a.	Amount beneficially owned: 11,685,143

	b.	Percent of class: 6.0%

	c.	Voting and dispositive power:

		i.	Sole power to vote or to direct the vote: -0-

		ii.	Shared power to vote or direct the vote: 11,685,143

		iii.	Sole power to dispose or direct the disposition of: -0-

		iv.	Shared power to dispose or direct the disposition of: 11,685,143

Each of CCP and CCPTEI has the power to dispose of and the power to vote the Paired Shares beneficially owned by it, which powers may also be exercised by CCPGP, its general partner, and CCCGP, the general partner of CCPGP. Neither CCPGP nor CCCGP directly owns any of the Paired Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Paired Shares beneficially owned by CCP and CCPTEI. However, none of the foregoing should be construed in and of itself as an admission by CCPGP or CCCGP or by any Reporting Person as to beneficial ownership of Paired Shares owned by another Reporting Person. In addition, each of CCPGP and CCCGP expressly disclaims beneficial ownership of Paired Shares owned by CCP and CCPTEI.
4.	Centerbridge Credit Partners Offshore Intermediate III, L.P. and Centerbridge Credit Partners Offshore General Partner, L.P.

	a.	Amount beneficially owned: 2,252,987

	b.	Percent of class: 1.2%

	c.	Voting and dispositive power:

		i.	Sole power to vote or to direct the vote: -0-

		ii.	Shared power to vote or direct the vote: 2,252,987

		iii.	Sole power to dispose or direct the disposition of: -0-

		iv.	Shared power to dispose or direct the disposition of: 2,252,987

Centerbridge Credit Partners Offshore Intermediate III, L.P. (“CCPOIII”) has the power to dispose of and the power to vote the Paired Shares beneficially owned by it, which powers may also be exercised by Centerbridge Credit Partners Offshore General Partner, L.P. (“CCPOGP”), its general partner, and CCCGP, the general partner of CCPOGP. Neither CCCGP nor CCPOGP directly owns any of the Paired Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Paired Shares beneficially owned by CCPOIII. However, none of the foregoing should be construed in and of itself as an admission by CCCGP or CCPOGP or by any Reporting Person as to beneficial ownership of Paired Shares owned by another Reporting Person. In addition, each of CCCGP and CCPOGP expressly disclaims beneficial ownership of Paired Shares owned by CCPOIII.
5.	Centerbridge Credit Cayman GP Ltd.

	a.	Amount beneficially owned: 13,939,130

	b.	Percent of class: 7.1%

	c.	Voting and dispositive power:

		i.	Sole power to vote or to direct the vote: -0-

		ii.	Shared power to vote or direct the vote: 13,939,130

		iii.	Sole power to dispose or direct the disposition of: -0-

		iv.	Shared power to dispose or direct the disposition of: 13,939,130

Each of CCP and CCPTEI has the power to dispose of and the power to vote the Paired Shares beneficially owned by it, which powers may also be exercised by CCPGP, their general partner, and CCCGP, the general partner of CCPGP. CCPOIII had the power to dispose of and the power to vote the Paired Shares beneficially owned by it, which powers may also be exercised by CCPOGP, their general partner, and CCCGP, the general partner of CCPOGP. None of CCPGP, CCPOGP or CCCGP directly owns any of the Paired Shares. By reason of the provisions of Rule 13d-3 of the Act, CCPGP and CCCGP may be deemed to beneficially own the Paired Shares beneficially owned by CCP and CCPTEI and CCPOGP and CCCGP may be deemed to beneficially own the Paired Shares beneficially owned by CCPOIII. However, none of the foregoing should be construed in and of itself as an admission by CCPGP, CCPOGP or CCCGP or by any Reporting Person as to beneficial ownership of Paired Shares owned by another Reporting Person. In addition, each of CCPGP, CCPOGP and CCCGP expressly disclaims beneficial ownership of Paired Shares owned by CCP, CCPTEI and CCPOIII.
6.	Centerbridge Capital Partners AIV VI-A, L.P.

	a.	Amount beneficially owned: 6,722,964 (reflects distribution in kind that occurred on or about December 20, 2016. See Item 4 for further detail.)

	b.	Percent of class: 3.4%

	c.	Voting and dispositive power:

		i.	Sole power to vote or to direct the vote: -0-

		ii.	Shared power to vote or direct the vote: 6,722,964 (reflects distribution in kind that occurred on or about December 20, 2016. See Item 4 for further detail.)

		iii.	Sole power to dispose or direct the disposition of: -0-

		iv.	Shared power to dispose or direct the disposition of: 6,722,964 (reflects distribution in kind that occurred on or about December 20, 2016. See Item 4 for further detail.)

VI-A has the power to dispose of and the power to vote the Paired Shares beneficially owned by it, which powers may also be exercised CALP, its general partner, and CCGP, the general partner of CALP. Neither CALP nor CCGP directly owns any of the Paired Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Paired Shares beneficially owned by VI-A. However, none of the foregoing should be construed in and of itself as an admission by CALP or CCGP or by any Reporting Person as to beneficial ownership of Paired Shares owned by another Reporting Person. In addition, each of CALP and CCGP expressly disclaims beneficial ownership of Paired Shares owned by VI-A.
7.	Centerbridge Capital Partners AIV VI-B, L.P.

	a.	Amount beneficially owned: 6,720,457 (reflects distribution in kind that occurred on or about December 20, 2016. See Item 4 for further detail.)

	b.	Percent of class: 3.4%

	c.	Voting and dispositive power:

		i.	Sole power to vote or to direct the vote: -0-

		ii.	Shared power to vote or direct the vote: 6,720,457 (reflects distribution in kind that occurred on or about December 20, 2016. See Item 4 for further detail.)

		iii.	Sole power to dispose or direct the disposition of: -0-

		iv.	Shared power to dispose or direct the disposition of: 6,720,457 (reflects distribution in kind that occurred on or about December 20, 2016. See Item 4 for further detail.)

VI-B has the power to dispose of and the power to vote the Paired Shares beneficially owned by it, which powers may also be exercised by CALP, its general partner, and CCGP, the general partner of CALP. Neither CALP nor CCGP directly owns any of the Paired Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Paired Shares beneficially owned by VI-B. However, none of the foregoing should be construed in and of itself as an admission by CALP or CCGP or by any Reporting Person as to beneficial ownership of Paired Shares owned by another Reporting Person. In addition, each of CALP and CCGP expressly disclaims beneficial ownership of Paired Shares owned by VI-B.
8.	Centerbridge Capital Partners Strategic AIV I, L.P.

	a.	Amount beneficially owned: 450,164 (reflects distribution in kind that occurred on or about December 20, 2016. See Item 4 for further detail.)

	b.	Percent of class: 0.2%

	c.	Voting and dispositive power:

		i.	Sole power to vote or to direct the vote: -0-

		ii.	Shared power to vote or direct the vote: 450,164 (reflects distribution in kind that occurred on or about December 20, 2016. See Item 4 for further detail.)

		iii.	Sole power to dispose or direct the disposition of: -0-

		iv.	Shared power to dispose or direct the disposition of: 450,164 (reflects distribution in kind that occurred on or about December 20, 2016. See Item 4 for further detail.)

SAIV has the power to dispose of and the power to vote the Paired Shares beneficially owned by it, which powers may also be exercised by CALP, its general partner, and CCGP, the general partner of CALP. Neither CALP nor CCGP directly owns any of the Paired Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Paired Shares beneficially owned by SAIV. However, none of the foregoing should be construed in and of itself as an admission by CALP or CCGP or by any Reporting Person as to beneficial ownership of Paired Shares owned by another Reporting Person. In addition, each of CALP and CCGP expressly disclaims beneficial ownership of Paired Shares owned by SAIV.
9.	Centerbridge Capital Partners SBS, L.P. and CCP SBS GP, LLC

	a.	Amount beneficially owned: 45,543

	b.	Percent of class: Less than 0.1%

	c.	Voting and dispositive power:

		i.	Sole power to vote or to direct the vote: -0-

		ii.	Shared power to vote or direct the vote: 45,543

		iii.	Sole power to dispose or direct the disposition of: -0-

		iv.	Shared power to dispose or direct the disposition of: 45,543

Centerbridge Capital Partners SBS, L.P. (“SBS”) has the power to dispose of and the power to vote the Paired Shares of Common Stock beneficially owned by it, which powers may also be exercised by CCP SBS GP, LLC (“CCPSBS”), its general partner. CCPSBS does not directly own any of the Paired Shares. By reason of the provisions of Rule 13d-3 of the Act, CCPSBS may be deemed to beneficially own the Paired Shares beneficially owned by SBS. However, none of the foregoing should be construed in and of itself as an admission by CCPSBS or by any Reporting Person as to beneficial ownership of Paired Shares owned by another Reporting Person. In addition, CCPSBS expressly disclaims beneficial ownership of Paired Shares owned by SBS.
10.	Centerbridge Associates, L.P. and Centerbridge Cayman GP Ltd.

	a.	Amount beneficially owned: 13,893,585

	b.	Percent of class: 7.1%

	c.	Voting and dispositive power:

		i.	Sole power to vote or to direct the vote: -0-

		ii.	Shared power to vote or direct the vote: 13,893,585

		iii.	Sole power to dispose or direct the disposition of: -0-

		iv.	Shared power to dispose or direct the disposition of: 13,893,585

CALP, as general partner of VI-A, VI-B and SAIV , and CCGP, as general partner of CALP, share the power to dispose of and the power to vote the Paired Shares beneficially owned by VI-A, VI-B and SAIV. Neither CALP nor CCGP directly owns any of the Paired Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Paired Shares beneficially owned by VI-A, VI-B and SAIV. However, none of the foregoing should be construed in and of itself as an admission by CALP or CCGP or by any Reporting Person as to beneficial ownership of Paired Shares owned by another Reporting Person. In addition, each of CALP and CCGP expressly disclaims beneficial ownership of Paired Shares owned by any of VI-A, VI-B and SAIV.
11.	Mark T. Gallogly and Jeffrey H. Aronson

	a.	Amount beneficially owned: 27,878,258

	b.	Percent of class: 14.3%

	c.	Voting and dispositive power:

		i.	Sole power to vote or to direct the vote: -0-

		ii.	Shared power to vote or direct the vote: 27,878,258

		iii.	Sole power to dispose or direct the disposition of: -0-

		iv.	Shared power to dispose or direct the disposition of: 27,878,258

Messrs. Gallogly and Aronson, as managing members of CCPSBS and directors of CCCGP and CCGP share the power to vote the  Paired Shares beneficially owned by CCP, CCPTEI, CCPOIII, VI-A, VI-B, SAIV and SBS. Neither Mr. Gallogly nor Mr. Aronson directly owns any of the Paired Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Paired Shares beneficially owned by CCP, CCPTEI, CCPOIII, VI-A, VI-B, SAIV and SBS. However, none of the foregoing should be construed in and of itself as an admission by Messrs. Gallogly or Aronson or by any Reporting Person as to beneficial ownership of Paired Shares owned by another Reporting Person. In addition, each of Mr. Gallogly and Mr. Aronson expressly disclaims beneficial ownership of Paired Shares owned by any of CCP, CCPTEI, CCPOIII, VI-A, VI-B, SAIV and SBS.
(c) The Reporting Persons sold the following Paired Shares (i) pursuant to the Underwriting Agreement at the $16.41 price per Paid Share and (ii) pursuant to the Share Repurchase Agreement at the $16.41 price per Paired Share:
Reporting Person	Number of Underwritten Paired Shares Sold	Paired Shares Repurchased
Centerbridge Capital Partners Strategic AIV I L.P.	67,384	3,369
Centerbridge Capital Partners AIV VI-A L.P.	958,171	47,908
Centerbridge Capital Partners AIV VI-B L.P.	957,812	47,891
Centerbridge Credit Partners L.P.	819,771	40,988
Centerbridge Credit Partners Offshore Intermediate III L.P.	351,894	17,595
Centerbridge Capital Partners SBS L.P.	7,110	356
Centerbridge Credit Partners TE Intermediate I L.P.	1,004,525	50,226

In addition, Mr. Aronson and Mr. Gallogly made charitable donations of 89,184 Paired Shares and 91,628 Paired Shares respectively. See Item 4 for further detail.
Except as set forth in Item 3, Item 4 and this Item 5, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Issuer’s Paired Shares during the past 60 days or since the most recent filing on Schedule 13D, whichever is less.
(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby amended and restated in its entirety to read as follows:
“As of the date of this Amendment, other than the Stockholders’ Agreement, the Registration Rights Agreement, the Share Repurchase Agreement, the Underwriting Agreement and the Lock-Up Agreements, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
The information in Item 4 of the Schedule 13D related to the Stockholders’ Agreement, the Registration Rights Agreement, the Underwriting Agreement and the Lock-Up Agreements is incorporated herein by reference.”
Item 7. Material to Be Filed As Exhibits.
1.
Stockholders Agreement, by and among Extended Stay America, Inc., ESH Hospitality, Inc. and the Sponsors (as defined therein), dated November 18, 2013 (filed as Exhibit 4.1 to Extended Stay America, Inc.’s and ESH Hospitality, Inc.’s Current Report on Form 8-K (File No. 001-36190) filed November 18, 2013) (previously filed).

2.
Registration Rights Agreement, by and among Extended Stay America, Inc., ESH Hospitality, Inc. and the other parties listed therein, dated November 18, 2013 (filed as Exhibit 4.2 to Extended Stay America, Inc.’s and ESH Hospitality, Inc.’s Current Report on Form 8-K (File No. 001-36190) filed November 18, 2013) (previously filed).

3.
Joinder to Registration Rights Agreement, by and among Extended Stay America, Inc., ESH Hospitality, Inc. and the other parties listed therein, dated September 29, 2015 (filed as Exhibit 4.1 to Extended Stay America, Inc.’s and ESH Hospitality, Inc.’s Quarterly Report on Form 10-Q (File No. 001-36190) filed October 27, 2015) (previously filed).

4.
Underwriting Agreement, dated December 12, 2016, by and among Extended Stay America, Inc. and ESH Hospitality, Inc., the Reporting Persons, the Blackstone Parties and the Paulson Parties (incorporated by reference to Exhibit 1.1 to Extended Stay America, Inc.’s and ESH Hospitality, Inc.’s Prospectus, SEC File No. 333-204781, filed with the SEC on December 16, 2016) (previously filed).

5.
Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to Extended Stay America, Inc.’s and ESH Hospitality, Inc.’s Prospectus, SEC File No. 333-204781, filed with the SEC on December 16, 2016) (previously filed).

6.
Share Repurchase Agreement, dated December 7, 2016, by and among Extended Stay America, Inc. and ESH Hospitality, Inc., the Reporting Persons and each of the entities identified on Schedule 1 thereto (filed as Exhibit 10.1 to Extended Stay America, Inc.’s and ESH Hospitality, Inc.’s Current Report on Form 8-K (File No. 001-36190) filed December 13, 2016) (previously filed).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2016

CENTERBRIDGE CREDIT PARTNERS, L.P.

BY: CENTERBRIDGE CREDIT PARTNERS GENERAL PARTNER, L.P., its general partner

BY: CENTERBRIDGE CREDIT CAYMAN GP LTD., its general partner

By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS TE INTERMEDIATE I, L.P.

BY: CENTERBRIDGE CREDIT PARTNERS GENERAL PARTNER, L.P., its general partner

BY: CENTERBRIDGE CREDIT CAYMAN GP LTD., its general partner

By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS GENERAL PARTNER, L.P.

BY: CENTERBRIDGE CREDIT CAYMAN GP LTD., its general partner

By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE CREDIT CAYMAN GP LTD.

By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS OFFSHORE INTERMEDIATE III, L.P.

BY: CENTERBRIDGE CREDIT PARTNERS OFFSHORE GENERAL PARTNER, L.P., its general partner

BY: CENTERBRIDGE CREDIT CAYMAN GP LTD., its general partner

By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS OFFSHORE GENERAL PARTNER, L.P.

BY: CENTERBRIDGE CREDIT CAYMAN GP LTD., its general partner

By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

[Signature Page to Schedule 13D/A]

CCP SBS GP, LLC

By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS AIV VI-A, L.P.

BY: CENTERBRIDGE ASSOCIATES, L.P., its general partner

BY: CENTERBRIDGE CAYMAN GP LTD., its general partner

By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS AIV VI-B, L.P.

BY: CENTERBRIDGE ASSOCIATES, L.P., its general partner

BY: CENTERBRIDGE CAYMAN GP LTD., its general partner

By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS STRATEGIC AIV I, L.P.

BY: CENTERBRIDGE ASSOCIATES, L.P., its general partner

BY: CENTERBRIDGE CAYMAN GP LTD., its general partner

By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS SBS, L.P.

BY: CCP SBS GP, LLC, its general partner

By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE ASSOCIATES, L.P.

BY: CENTERBRIDGE CAYMAN GP LTD., its general partner

By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE CAYMAN GP LTD.

By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

MARK T. GALLOGLY

/s/ Mark T. Gallogly
Mark T. Gallogly

JEFFREY H. ARONSON

/s/ Jeffrey H. Aronson
Jeffrey H. Aronson

[Signature Page to Schedule 13D/A]